Filed by Novus Capital Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation II

Commission File No.: 001-39982

The following is the English-language translation of an article that originally appeared in a Portuguese-language publication.

AGREEMENT BETWEEN THE GOVERNMENT OF RIO GRANDE DO NORTE AND EV BRASIL, BRAZILIAN SALES REPRESENTATIVE OF SWISS COMPANY ENERGY VAULT, REGARDING GREEN ENERGY STORAGE, SIGNED TUESDAY (SEPTEMBER 21ST)

The Governor of the State of Rio Grande do Norte signed this Tuesday, September 21, 2021, a Memorandum of Understanding (MoU) with the company EV Brasil Consultoria Ltda, Brazilian representative of the Swiss company Energy Vault SA, for the development in the State of a large-scale, long-term gravitational green energy storage project.

Energy Vault’s solution received the “Technology Pioneer 2020” Award from the World Economic Forum (Davos) and has among its stockholders Saudi Aramco Energy Ventures, the Mexican cement company Cemex and the Japanese fund Softbank. The technology that the company intends to bring to the state has been already tested in Switzerland and uses environmentally sustainable composite blocks stacked in towers up to 120 m high to store gravitational potential energy. The plan is to associate the project with the production of green hydrogen, that can be started in the state in the next years thanks to the Offshore Wind market opening in Brazil.

“Rio Grande do Norte continues to lead the national ranking of wind power generation and now is taking another leading edge position, becoming the first Brazilian state and one of the first in Latin America to adopt new technological solutions regarding large scale energy storage”, said Governor Maria de Fátima Bezerra, who also highlighted that the project will contribute with the development of the supply chain of Renewable Energy, especially the offshore wind market, and Green Hydrogen in Rio Grande do Norte.

The Governor stressed the importance of implementing new technologies to improve Brazil`s energy safety. “We are living difficult times in a country with such potential as Brazil, threatened today even by blackout risk and a crisis in the electric system. Another reason for us to value and celebrate the moment we are living today signing this MoU”, she added.

Energy Vault's gravitational green energy storage projects will bring considerable investments to the state territory, as they are based in a localized supply chain that maximizes local job creation over 8 to 10 months of construction and assembly, providing additional social benefits, such as training the local workforce, increasing the income of local communities, and having the consequent improvement in the quality of life.

“The world is at a critical inflection point in the shift towards broader adoption of renewable energy sources. Energy Vault is accelerating this transformation as we now move to global deployments and market adoption of the technology to help energy providers and industrial customers more cost-effectively meet their sustainability and decarbonization goals” said Energy Vault’s Worldwide CEO, Robert Piconi, who participated remotely in the signing of the MoU, from Switzerland.

“Wind and solar renewable energy generation is eminently intermittent and its massive use 24x7 requires the development of storage solutions that are reliable and flexible. Our Energy Vault solution is based in a more efficient, durable and environmentally sustainable design than other options, with a round trip efficiency of 80 to 85%, a useful life spam of over 35 years, without generation of chemical waste and without degradation of its storage capacity over time,” said João Fernandes, CEO of EV Brasil, who highlighted a potential in the order of 400-600 MW of gravitational green energy storage units by 2024 in Rio Grande do Norte.

ABOUT rio grande do norte

The state remains the Brazilian leader in the production of renewable energy, with 177 parks in operation, 52 under construction and 64 already contracted. Adding all the projects, there are 9.6 GW of power, according to data from the National Electric Energy Agency (Aneel), out if which 5.0 GW of already installed Wind Power Generation.

Rio Grande do Norte has also the largest annual average capacity factor for offshore wind power generation in Brazil, reaching 61%, and the state potential for offshore Wind is between 110 and 140 GW.

In the first 6 months of 2021 the Government of Rio Grande do Norte has attracted BRL 5,359 billion (around USD 1 billion) of already committed investments in wind power generation for the state.

ABOUT Ev brasil

EV Brasil is a company dedicated to providing solutions in the area of renewable energy, especially wind and solar generation, from the structuring of projects, attracting investments from foreign funds, technical and regulatory assistance for implementation, and supply of large-scale, long duration energy storage equipment based on the green gravitational technology of the Swiss company Energy Vault SA. (www.energyvault.com)

With a management team of professionals with over 35 years of experience in the Energy area in Brazil and abroad, EV Brasil works collaborating towards the global transition to a resilient and carbon-free energy network. The company actively participates in the fight against climate change with green and innovative energy storage technology, accelerating the shift to a truly renewable world.

CONTACT EV BRASIL

João Fernandes, jdedeus.fernandes@evbrasil.com

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, expectations and timing related to the rollout of the business of Energy Vault, Inc. (“Energy Vault” or the “Company”) and timing of deployments, customer growth and other business milestones, potential benefits of the proposed business combination and PIPE investment (the “Proposed Transactions”), and expectations related to the timing of the Proposed Transactions.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Energy Vault’s management and the management of Novus Capital Corporation II (“Novus”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Energy Vault and Novus.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Novus or Energy Vault is not obtained; failure to realize the anticipated benefits of the Proposed Transactions; risks relating to the uncertainty of the projected financial information with respect to Energy Vault; risks related to the rollout of Energy Vault’s business and the timing of expected business milestones; demand for renewable energy; ability to commercialize and sell its solution; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive technologies; ability to obtain sufficient supply of materials; the impact of Covid-19; global economic conditions; ability to meet installation schedules; the effects of competition on Energy Vault’s future business; the amount of redemption requests made by Novus’ public shareholders; and those factors discussed in Novus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020 under the heading “Risk Factors,” and other documents of Novus filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Novus nor the Company presently know or that Novus and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Novus’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Novus and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Novus and the Company may elect to update these forward-looking statements at some point in the future, Novus and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Novus’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Novus and Energy Vault. Novus intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement/prospectus of Novus, and certain related documents, to be used at the meeting of stockholders to approve the proposed business combination and related matters. Investors and security holders of Novus are urged to read the proxy statement/prospectus, and any amendments thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety when they become available because they will contain important information about Energy Vault, Novus and the business combination. The definitive proxy statement will be mailed to stockholders of Novus as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the registration statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Novus and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Energy Vault and its executive officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of Novus is set forth in its annual Report on Form 10-K for the fiscal year ended December 31, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement and other relevant materials to be filed with the SEC regarding the Proposed Transactions when they become available. Novus stockholders and other interested persons should read the Proxy Statement carefully when it becomes available before making any voting decisions. When available, these documents can be obtained free of charge from the sources indicated above.